UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice of an extraordinary general meeting of the shareholders of RedHill Biopharma Ltd. scheduled for January 24, 2023.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: December 12, 2022	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

 REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on January 24, 2022

The Extraordinary General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company"), will be held at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel on January 24, 2023, at 3:00 p.m. Israel time, or at any adjournments thereof (the "General Meeting"), for the following purposes:

1.
To approve a grant of restricted share units ("RSUs"), each with respect to one American Depository Share ("ADS") (each representing 10 ordinary shares, par value NIS 0.01 per share) ("Ordinary Shares") of the Company to the non-executive directors of the Company; and

2.	To approve the increase of the Company's authorized share capital.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on December 19, 2022 shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the proxy to be provided separately.

Whether or not you plan to attend the General Meeting, it is important that your ADSs or Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the proxy to be provided separately in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders who hold ordinary shares through members of the Tel-Aviv Stock Exchange Ltd. ("TASE"), who did not convert their ordinary shares to ADSs, may vote in the General Meeting in person or vote through the form of proxy card to be provided separately, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than Tuesday, January 24, 2023 at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

ADS holders should return their proxies by the date set forth on their form of proxy card.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement ("Position Statement") to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than Sunday, January 15, 2023. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the "Commission") on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 21 Ha'arba'a Street, Tel-Aviv, Israel, Tel: +972 3 541 3131, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.redhillbio.com, the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,
Dror Ben-Asher
Chairman of the Board of Directors
Tel-Aviv, Israel
December 12, 2022